NEWS RELEASE
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February 24, 2004 (London) - In late-January, it was reported that the Ontario
Securities Commission was reviewing certain aspects of the offers by Press Holdings International Limited (PHIL) and Press Acquisition Inc. (PAI) for all of the shares of Hollinger Inc. (TSX: "HLG.C", "HLG.PR.B" and "HLG.PR.C") to determine whether the transaction might afford a "collateral benefit" to certain Hollinger shareholders contrary to applicable Ontario securities law. OSC Staff subsequently confirmed to representatives of PHIL that this review was focused on certain provisions of the tender and shareholder support and acquisition agreement that had been entered into among PHIL, Lord Black of Crossharbour and The Ravelston Corporation Limited. In connection with the review process, PHIL and PAI submitted a formal application to the OSC in respect of these provisions. Following further discussions with OSC Staff, PHIL, Lord Black and Ravelston entered into an agreement pursuant to which these provisions were deleted in their entirety, and the application was withdrawn on the basis that there is no further issue of a collateral benefit being afforded to any shareholder of Hollinger.

Completion of the offers is subject to the conditions specified in the offers being satisfied or waived. The offers are open for acceptance until 8:00 a.m. (Eastern Standard Time) on March 3, 2004, unless extended or withdrawn and are at a price of Cdn$8.44 per Common Share, Cdn$9.53 per Series II Preference Share and Cdn$10.175 per Series III Preference Share.

Based on publicly available information, Hollinger holds an approximately 72.4% voting and 30.0% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information, please contact:

Brunswick

UK Enquiries:

Nick Claydon
James Hogan

+44 20 7396 3559
+44 20 7404 5959

US Enquiries:

Tim Payne
Lekha Rao

+ 1 212 333 3810

Canada Enquiries:

John Lute

+ 416 929 5883 ex 222